SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number: 001-12215

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERISAVE 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERIPATH INCORPORATED
7111 FAIRWAY DRIVE – SUITE 400
PALM BEACH GARDENS, FLORIDA 33418

AmeriSave 401(K) PLAN

Index to Financial Statements and Additional Information
Page(s)

Financial Statements

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits at December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2008	3

Notes to Financial Statements	4-11

Additional Information *

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2008	12-13

Signature	14

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Exhibit

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The AmeriSave 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the AmeriSave 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AmeriSave 401(k) Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP
Miami, Florida
June 29, 2009

AmeriSave 401(K) Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007
(in thousands)

	2008	2007
Assets
Investments, at fair value:
Pooled separate accounts	$69,259	$98,769
Guaranteed Income Fund	35,452	27,805
Participant loans	2,849	2,514
Total investments	107,560	129,088

Contributions receivable
Employer	-	210
Participants	-	676
Total contributions receivable	-	886

Total assets	107,560	129,974

Liabilities
Excess contributions payable	209	193

Net assets available for benefits	$107,351	$129,781

The accompanying notes are an integral part of these financial statements.

AmeriSave 401(K) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2008
(in thousands)

2008
Additions to net assets attributed to:
Investment income (loss)
Interest and dividends	$1,264
Net depreciation in fair value of investments	(35,075)
Net investment loss	(33,811)

Contributions
Employer	4,491
Participants	15,516
Total contributions	20,007

Total additions, net of investment loss	(13,804)

Deductions from net assets attributed to:
Benefits paid to participants	8,542
Administrative expenses	84

Total deductions	8,626

Net decrease	(22,430)

Net assets available for benefits:
Beginning of year	129,781

End of year	$107,351

The accompanying notes are an integral part of these financial statements.

AmeriSave 401(K) Plan

Notes to Financial Statements

1. Description of the Plan

      Background – The AmeriSave 401(K) Plan (the “Plan”) is a defined contribution plan established by AmeriPath, Inc. and its affiliates (collectively the “Company” or the “Plan Sponsor”) to provide its eligible employees with retirement benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

      Eligibility and Participant Contributions – All eligible employees who have completed six months of service may participate in the Plan. Participants may contribute an amount equal to not less than 1% nor more than 30% of their Plan compensation, as defined, for the contribution period. Catch-up contributions (as defined in the Internal Revenue Code) are permissible for eligible participants. Participants may modify their contribution percentage at any time.

      Company Matching Contributions – The Company matches contributions in the amount of $0.50 for each $1.00 contributed by a participant, up to the first 6% of the participant’s Plan compensation. The Company may also make discretionary matching contributions and qualified non-elective contributions. The Company did not make additional discretionary matching contributions or qualified non-elective contributions in 2008. Company matching contributions are remitted to the Plan at the same time that the corresponding participants’ contributions are remitted.

      Participant Accounts – A separate individual account is established for each participant in the Plan. Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s contributions, plus actual earnings thereon. Earnings are allocated by fund based on the ratio of the participant’s account invested in a particular fund to all participants’ investments in that fund.

      Vesting – Participants immediately vest in their voluntary contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on years of service, as defined by the Plan. A participant is 100% vested after 5 years of credited service, with 20% vesting each year. However, if an active participant dies prior to attaining the normal retirement age, as defined, the participant’s account becomes 100% vested. Certain participants who were active in plans sponsored by previous employers have vesting requirements applied to their previous employer contribution accounts consistent with the vesting requirements in effect before the assets were merged into the Plan.

      Investment Options – Participants may elect to have their voluntary contributions and the Company contributions invested in any or all of the open investment funds, consisting of various pooled separate accounts or an unallocated insurance contract which are managed by Prudential Retirement Insurance and Annuity Company (“Prudential”). Participants have the ability to modify their investment elections daily.

AmeriSave 401(K) Plan

Notes to Financial Statements – continued

     Distribution Options – Participants can elect to have their benefit distributions, equal to the value of the vested portion of their account balance, paid in the form of a lump sum distribution, a distribution in the form of an annuity, installment payments, or a direct rollover into another eligible retirement plan or traditional IRA.

      Withdrawals – Withdrawals may be made for qualified emergencies and hardships, as defined in the Internal Revenue Code. Depending upon the type of withdrawal and the status of the contribution, penalties upon withdrawal may apply. Participants may also begin to make withdrawals without penalty at age 59 1/2.

      Forfeitures – Employer contributions in forfeited nonvested accounts are used to reduce future employer contributions or pay Plan expenses. A forfeiture reserve of $208,232 and $159,728 at December 31, 2008 and 2007, respectively, is included in the Prudential Guaranteed Income Fund. The Company’s cash contributions and Plan expenses were offset by approximately $69,084 from forfeited non-vested accounts in 2008.

      Loans to Participants – Participants are permitted to obtain loans that have as collateral their account values in amounts not less than $750 and not greater than the lesser of (1) $50,000, subject to certain limitations as defined by the Plan, or (2) 50% of the participant’s vested portion of their account value. Loans are repayable over a period of up to five years, unless the proceeds are used to purchase a primary residence, in which case a reasonable period, up to 30 years, is set at the time the loan is made. These loans bear interest at a range of 5.0% to 10.25%. Principal and interest are repaid to the Plan through payroll deductions. Upon a participant’s termination of employment, the balance of any outstanding loan shall immediately become due and payable to the Plan.

      Parties-in-Interest – Plan investments include shares of certain pooled separate accounts and an unallocated insurance contract managed by Prudential. These transactions qualify as party-in-interest transactions. As of December 31, 2008 and 2007, the total market value of investments in the pooled separate accounts and an unallocated insurance contract managed by Prudential was $104,710,727 and $126,573,547, respectively. Participant loans also qualify as party-in-interest transactions.

      Tax Status – The Internal Revenue Service has determined and informed the Company by letter dated March 13, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has subsequently been amended. The Plan Sponsor and the Plan’s tax counsel believe that the Plan, as amended since the Internal Revenue Service determination, continues to be designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

      Plan Administration – The Plan Administrator is the Employee Benefits Administration Committee of the Plan Sponsor’s parent company. The Plan’s record keeper is Prudential, and the Plan’s trustee is Prudential Bank and Trust, FSB.

AmeriSave 401(K) Plan

Notes to Financial Statements – continued

      Administrative Expenses and Other Fees – Accounting fees and certain administrative expenses of the Plan are currently paid by the Plan. However, the Company may pay the Plan expenses directly. Loan origination and certain distribution fees are charged against participant accounts.

      Termination – The Company intends to continue the Plan indefinitely, but reserves the right to change or discontinue the Plan at its discretion. Participants will become fully vested in their rights under the Plan if it is terminated.

2.   Summary of Significant Accounting Policies

      Method of Accounting – The Plan maintains its financial records on the accrual basis of accounting.

      Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

      Risks and Uncertainties – The Plan provides for participant-directed investment of their voluntary contributions and the Company contributions in a number of investment funds. Certain underlying investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in these risks could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

      Benefits – Benefits are recorded when paid.

      Valuation of Investments – Investments in pooled separate accounts are stated at fair value, as determined by the unit value reported by Prudential on the last day of the Plan year. Net depreciation in fair value of investments represents income (loss) from pooled separate accounts, which is recorded through changes in the net unit value of such investments and has been reported in the financial statements. Participants’ loans are valued at cost, which approximates fair value.

      The Plan participates in a contract with Prudential via an investment in the Prudential Guaranteed Income Fund (“GIF”). The Financial Accounting Standards Board (“FASB”) issued Staff Position, FSP AAG INV-1 and Statement of Position 94-4-1; “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans” (the

AmeriSave 401(K) Plan

Notes to Financial Statements – continued

“FSP”) which requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investments in the GIF, with an adjustment of the fully benefit-responsive investment contracts from fair value to contract value (if necessary). As of December 31, 2008 and 2007, fair value approximates contract value. Therefore, no adjustment to contract value is necessary.

      Investments in the GIF are generally benefit-responsive. In certain instances when total distributions or transfers into the GIF within a calendar year exceed predetermined thresholds (e.g., 10% of the balance of the Funds on the first day of the year), transactions in the GIF may face certain restrictions, in accordance with contract terms. This could potentially result in the GIF not being fully benefit responsive in some instances. Interest is credited on contract balances using a single “portfolio rate.” Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting, and are based on many factors, including current economic conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account. The minimum crediting rate under the contract is 1.50%. The interest crediting rate, net of asset charges, was 3.25% and 3.40% at December 31, 2008 and 2007, respectively. The average yield rate was 3.35% and 3.79%, for 2008 and 2007, respectively. Prudential prospectively guaranteed the interest rates credited for the GIF for six months. Generally, there are not any events that could limit the ability of the Plan to transact at contract value or that would allow the issuer to terminate the contract and which would require the Plan Sponsor to settle at an amount different than contract value.

      Security Transactions and Investment Income – Realized and unrealized gains (losses) on securities are included in Net Appreciation (Depreciation) in Fair Value of Investments in the Statement of Changes in Net Assets Available for Benefits.

      Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income from other investments is recorded as earned on the accrual basis.

      Fair Value Measurements – On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157 “Fair Value Measurements” (“SFAS 157”). SFAS 157 provides a single authoritative definition of fair value measurements used in financial statements, provides enhanced guidance for measuring the fair value of assets and liabilities and requires additional disclosures related to the extent to which assets and liabilities are measured at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. Fair value measurements are based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs, and are determined by either the principal market or the most advantageous market. The

AmeriSave 401(K) Plan

Notes to Financial Statements – continued

principal market is the market with the greatest level of activity and volume for the asset or liability. Absent a principal market to measure fair value, the Plan would use the most advantageous market, which is the market that the Plan would receive the highest selling price for the asset or pay the lowest price to settle the liability, after considering transaction costs. However, when using the most advantageous market, transaction costs are only considered to determine which market is the most advantageous and these costs are then excluded when applying a fair value measurement. The adoption of SFAS 157 did not have a material effect on the Plan’s financial statements.

     SFAS 157 creates a three-level hierarchy to prioritize the inputs used in the valuation techniques to derive fair values. The basis for fair value measurements for each level within the hierarchy is described below with Level 1 having the highest priority and Level 3 having the lowest.

Level 1:	Quoted prices in active markets for identical assets or liabilities.

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3:	Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

     The following table provides a summary of the recognized assets that are measured at fair value on a recurring basis (dollars in thousands):

		Basis of Fair Value Measurements

		Quoted
		Prices in
		Active
		Markets for	Significant
		Identical	Other	Significant
		Assets /	Observable	Unobservable
		Liabilities	Inputs	Inputs

	December 31,
	2008	Level 1	Level 2	Level 3
Assets:
Pooled separate accounts	$69,259	$-	$-	$69,259
Guaranteed Income Fund	35,452	-	-	35,452
Participant loans	2,849	-	-	2,849
Total Investments	$107,560	$-	$-	$107,560

     Investments in pooled separate accounts are stated at fair value, as determined by the unit value reported by Prudential on the last day of the Plan year. The pooled separate accounts have been classified within Level 3 because their fair value is derived from unobservable inputs that reflect the

AmeriSave 401(K) Plan

Notes to Financial Statements – continued

Plan’s own assumptions that market participants would use to derive the fair value of the assets. The GIF is recorded at contract value, which approximates fair value and represents contributions, and reinvested income, less any withdrawals plus accrued interest. The GIF has been classified within Level 3 because inputs to the valuation methodology are unobservable and reflect the Plan’s assumptions about the assumptions that market participants would use in pricing these types of assets. Participant loans are valued at cost, which approximates fair value. The participant loans have been classified within Level 3 because their fair value is derived from inputs that are unobservable and subject to the Plan’s assumptions.

      The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008 (dollars in thousands):

	Pooled	Guaranteed
	Separate	Income	Participant
	Accounts	Fund	Loans

Balance, Beginning of Year	$98,769	$27,805	$2,514
Net Depreciation of Investments	(35,075)	-	-
Purchases, Sales, Issuances and Settlements, net	5,565	7,647	335
Balance, End of Year	$69,259	$35,452	$2,849

3.   Investments

     The following presents investments that represented 5 percent or more of the Plan’s net assets available for benefits at December 31, 2008 and 2007 (dollars and units in thousands):

	2008	2007
Guaranteed Account:
Guaranteed Income Fund (861 and 698 units,
respectively)	$35,452	$27,805
Pooled Separate Accounts:
Dryden S&P 500 Index (208 and 216 units,
respectively)	11,514	19,006
Core Bond Enhan Index Fund (329 units)	5,678	-
Lifetime Conservative Fund (244 units)	5,626	-
Lifetime Balanced Fund (238 and 225 units,
respectively)	5,404	7,089
Oppenheimer Global Fund (105 and 105 units, respectively)	5,377	9,173
International Blend/The Boston Company Fund (382
units)	-	8,233
Janus Adviser Large Cap Growth Fund (240 units)	-	7,055

AmeriSave 401(K) Plan

Notes to Financial Statements – continued

4. Excess Contributions Payable

     Contributions received from participants in 2008 of $208,780 will be refunded in 2009 to certain active participants to return to them excess contributions as required to satisfy the relevant non-discrimination provisions of the Plan. The excess contributions have been recorded as excess contributions payable in the Statements of Net Assets Available for Benefits, as of December 31, 2008. Excess contributions payable as of December 31, 2007 totaled $192,681.

5. Reconciliation of Financial Statements to Form 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007 (dollars in thousands):

	2008	2007
Net assets available for benefits per the financial
statements	$107,351	$129,781
Less: Contributions receivable	-	(886)
Add: Excess contributions payable	209	193
Net assets available for benefits per the Form
5500	$107,560	$129,088

     The following is a reconciliation of total contributions per the Statement of Changes in Net Assets Available for Benefits to the Form 5500 for the year ended December 31, 2008 (dollars in thousands):

2008
Contributions – statement of changes in net assets
available for benefits	$20,007
Add: Contributions receivable – prior year	886
Contributions per the Form 5500	$20,893

     The following is a reconciliation of benefits paid per the Statement of Changes in Net Assets Available for Benefits to the Form 5500 for the year ended December 31, 2008 (dollars in thousands):

2008
Benefits paid – statement of changes in net assets
available for benefits	$8,542
Less: Excess contributions payable – current year	(209)
Add: Excess contributions payable – prior year	193
Benefits paid per the Form 5500	$8,526

AmeriSave 401(K) Plan

Notes to Financial Statements – continued

6. Subsequent Events

     Effective January 1, 2009, the Plan was amended and restated. As of the effective date: the Plan is a “Safe Harbor” Plan sponsored by Quest Diagnostics Incorporated; the Company matching contribution was increased to 100% up to the first 4% of the participant’s Plan compensation; and the Plan was renamed “The 401(k) Savings Plan of Quest Diagnostics Incorporated”. The Plan’s trustee and record keeper were changed to Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, Inc., respectively (“Fidelity”). Plan assets are expected to move from Prudential to Fidelity in July 2009.

     In addition, as of the effective date the transfer of the assets for employees of Specialty Laboratories, Inc., a wholly-owned subsidiary of the Company, (formerly the assets of the Specialty Laboratories, Inc. 401(k) Profit Sharing Plan) from the Plan into the Profit Sharing Plan of Quest Diagnostics Incorporated (the “Quest Diagnostics 401(k) plan”) was approved. Employees of Specialty Laboratories, Inc. became eligible to participate in the Quest Diagnostics 401(k) plan as of the first pay period of 2009. The assets of the Plan related to the employees of Specialty Laboratories, Inc. are expected to be transferred into the Quest Diagnostics 401(k) plan in July 2009.

AmeriSave 401 (K) Plan	Schedule H, line 4i

Schedule of Assets (Held at End of Year)
December 31, 2008
(units and dollars in thousands)

			Current
Identity of Issue	Description	Units	Value

Prudential Retirement Insurance and Annuity
Company - Guaranteed Income Fund	Guaranteed Account	861	$35,452

Prudential Retirement Insurance and Annuity	Pooled Separate
Company - Dryden S&P 500 Index Fund	Account	208	11,514

Prudential Retirement Insurance and Annuity	Pooled Separate
Company - Core Bond Enhan Index Fund	Account	329	5,678

Prudential Retirement Insurance and Annuity	Pooled Separate
Company - Lifetime Conservative Fund	Account	244	5,626

Prudential Retirement Insurance and Annuity	Pooled Separate
Company - Lifetime Balanced Fund	Account	238	5,404

Prudential Retirement Insurance and Annuity	Pooled Separate
Company - Oppenheimer Global Fund	Account	105	5,377

Prudential Retirement Insurance and Annuity
Company - Janus Adviser large Cap Growth	Pooled Separate
Fund	Account	278	4,933

Prudential Retirement Insurance and Annuity
Company - International Blend/The Boston	Pooled Separate
Company Fund	Account	408	4,624

Prudential Retirement Insurance and Annuity	Pooled Separate
Company - Large Cap Value/ AJO Fund	Account	390	4,245

AmeriSave 401 (K) Plan	Schedule H, line 4i

Schedule of Assets (Held at End of Year) - continued
December 31, 2008
(units and dollars in thousands)

			Current
Identity of Issue	Description	Units	Value

Prudential Retirement Insurance and Annuity	Pooled Separate
Company - Small Cap Value/MEA Fund	Account	212	$3,653

Prudential Retirement Insurance and Annuity
Company - Mid Cap Value/Wellington	Pooled Separate
Management Fund	Account	250	3,295

Prudential Retirement Insurance and Annuity
Company - Small Cap Growth /	Pooled Separate
Boston Company Fund	Account	392	3,109

Prudential Retirement Insurance and Annuity	Pooled Separate
Company - Lifetime Growth Fund	Account	121	2,822

Prudential Retirement Insurance and Annuity	Pooled Separate
Company - Lifetime Aggressive Fund	Account	125	2,784

Prudential Retirement Insurance and Annuity
Company - Waddell and Reed Advisors	Pooled Separate
Science and Technology Fund	Account	249	2,709

Prudential Retirement Insurance and Annuity
Company - Mid Cap Growth / Artisan	Pooled Separate
Partners	Account	300	2,476

Prudential Retirement Insurance and Annuity
Company - Lifetime Income and Equity	Pooled Separate
Fund	Account	44	1,010

Participant Loans	**		2,849
			$107,560

All assets held as of December 31, 2008 are “Party-in-interest” to the Plan.
** Rates range from 5.00% to 10.25%; maturities vary by participant.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Sponsor of the AmeriSave 401(K) Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

June 29, 2009

AmeriSave 401(K) Plan

By: /s/ Robert A. Hagemann
      Robert A. Hagemann
      Member of the Quest Diagnostics Incorporated Employee Benefits
      Administration Committee, Plan Administrator